SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 22nd  of August, 2003

Twin Mining Corporation

            (Translation of Registrant's Name Into English)

1250 - 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            Twin Mining Corporation

                                         (Registrant)

Date August 22, 2003

s.   Hermann Derbuch

  Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

Press Release

Twin Mining reports Second Quarter Results

      Twin Mining Values: Land, Diamonds, Additional Kimberlite Resource Potential

and Gold project advance

Toronto, Ontario,   (August 20, 2003) Twin  Mining  Corporation ("Twin Mining") TWG : TSX is pleased to report that its exploration activities on its JACKSON INLET DIAMOND Project started early in the quarter with the staking of an additional 119 claims, prompted by the results of its 2002 till sampling program. The additional claims cover approximately 1,145 sq. km (283,049 acres) contiguous to the existing land holdings to bring the total 100% owned land position to 2,135 sq.km (527,487 acres).

The analysis of 489 regional till samples, collected over the Jackson Inlet property during the 2002 field season, revealed numerous anomalous concentrations of pyrope and eclogitic garnets, as well as other kimberlite indicator minerals, suggesting the potential for additional kimberlite resources. The discovery of a diamond from the basal till, adjacent to the Cargo2 airborne anomaly, make it a priority drill target.

Caustic fusion results from the analysis of 1,018 kg of Cargo1 kimberlite NQ core (47-mm diameter) are consistent with the diamond distribution obtained from previous samples. The two largest stones, weighing 0.0869 carat and 0.0269 carat, measuring 2.34 x 2.25 x 1.65 mm and 2.14 x 1.68 x 1.14 mm respectively are of encouraging size, colour and purity.

The ATLANTA GOLD Project advanced rapidly towards bankable feasibility with metallurgical testing at 110 days of a 120-day program nearly completed. An Initial Plan of Operations was submitted to the U.S.Forest Service, the lead Agency in the permitting process. An important milestone for the project was reached with the signing of the Memorandum of Understanding with the Boise National Forest, that defines the tasks and the timetable of the permitting process.

Twin Mining is going into the third quarter with $1.5 million in cash, no debt and an exploration and development program designed to continue creating significant value for its shareholders.

Twin Mining, in addition to exploring the Jackson Inlet diamond project on Baffin Island and the TORNGAT diamond project on the east side of Ungava Bay in northern Quebec, also holds a gold mining project in Idaho, United States of America.

For further information contact:

      Tel.: (416) 777-0013

Hermann Derbuch, P.Eng.

      Fax: (416) 777-0014

Chairman, President & CEO

      E-mail: info@twinmining.com

Second QUARTER REPORT For the three months ended June 30, 2003

Interim Report to Shareholders

Highlights

Toronto, Ontario,   (August 20, 2003) Twin  Mining  Corporation ("Twin Mining") TWG : TSX is pleased to report that its exploration activities on its JACKSON INLET DIAMOND Project started early in the quarter with the staking of an additional 119 claims, prompted by the results of its 2002 till sampling program. The additional claims cover approximately 1,145 sq. km (283,049 acres) contiguous to the existing land holdings to bring the total, 100% owned land position, to 2,135 sq. km (527,487 acres).

The analysis of 489 regional till samples, collected over the Jackson Inlet property during the 2002 field season, revealed numerous anomalous concentrations of pyrope and eclogitic garnets, as well as other kimberlite indicator minerals, suggesting the potential for additional kimberlite resources. The discovery of a diamond from the basal till, adjacent to the Cargo2 airborne anomaly, make it a priority drill target.

Caustic fusion results from the analysis of 1,018 kg of Cargo1 kimberlite NQ core (47-mm diameter) are consistent with the diamond distribution obtained from previous samples. The two largest stones, weighing 0.0869 carat and 0.0269 carat, measuring 2.34 x 2.25 x 1.65 mm and 2.14 x 1.68 x 1.14 mm respectively are of encouraging size, colour and purity.

The ATLANTA GOLD Project advanced rapidly towards bankable feasibility with metallurgical testing at 110 days of a 120-day program nearly completed. An Initial Plan of Operations was submitted to the U.S.Forest Service, the lead Agency in the permitting process. An important milestone for the project was reached with the signing of the Memorandum of Understanding with the Boise National Forest, which defines the tasks and the timetable of the permitting process.

Twin Mining is going into the third quarter with $1.5 million in cash, no debt and an exploration and development program designed to continue creating significant value for its shareholders.

Jackson Inlet/Baffin Island - Diamond Exploration

Analysis of 489 regional till samples collected over the Jackson Inlet property during the 2002 field season were processed and results received during the second quarter, 2003.   Results, consisting of numerous samples with anomalous concentrations of pyrope and eclogitic garnet, Mg-ilmenite and spinel confirmed by SEM-EDX (ScanningElectronMicroscope-EnergyDispersiveX-ray) are very encouraging, suggesting the potential for additional kimberlite sources in addition  to the known  Freightrain  and Cargo 1 kimberlites.  In particular, the Cargo 2 airborne magnetic anomaly situated some 30 km southeast of Freightrain constitutes a priority target area due to the presence of anomalous indicator minerals as well as the discovery of a diamond from basal till in the immediate vicinity of the Cargo 2 anomaly. At Freightrain, mini-bulk sampling has previously established recovered diamond grades of up to 34 carats per hundred tonnes ("CPHT") and modeled total content grades of up to 50 CPHT.

Caustic fusion results from the analysis of 1,018 kg of kimberlite core recovered from Cargo 1 during the 2002 field season were also received in the second quarter.  Three holes as much as 200 meters apart, in aggregate of 337 meters of drilling, were sampled of which 268.2 meters comprised kimberlite that was subsequently processed.

Table I: Summary of Caustic Fusion Processing Results, Cargo 1 kimberlite DH JI-CG1-03, 04 and 05

Hole No.	Weight (kg)	No. of Diamonds Recovered by Sieve Class
		+1.7 mm	1.18 mm	0.85 mm	0.600 mm	0.425 mm	0.300 mm	0.212 mm	0.150 mm	0.100 mm	Total
03	284	0	0	0	0	1	2	7	12	20	42
04	647	1	1	0	2	5	17	24	53	86	189
05	87	0	0	0	0	0	0	0	5	5	10
Total	1018	1	1	0	2	6	19	31	70	111	241

Notes:    1.   Largest stones JI-CG1-04

2.34 x 2.25 x 1.65mm

0.0869 carat

2.14 x 1.68 x 1.14mm    0.0269 carat

  2.  The diamonds are mostly white and transparent

The results were reviewed by AMEC E&C Services Limited ("AMEC"). The main conclusion from this review: The results are consistent with the ones previously reported from holes JI-CG1-01 and 02 (see press release July 10, 2002).Drilling on Cargo1 to date has not intersected the margins of the kimberlite body and it remains open in all directions below surface.

Encouraging till sample results, and the discovery of a diamond in basal till near the Cargo2 magnetic anomaly, were instrumental in prompting the acquisition of an additional 119 claims (1,145 km2 or 283,049 acres) contiguous with the Company's existing land holdings.  With the addition of the new claims the Company's land position has more than doubled in size and, as at the end of the second quarter, stood at 527,487 acres or 2,135 km2.

Rod Thomas, P.Geol., Twin Mining's Vice President of Exploration states: "These very encouraging results support the decision to initiate an intense exploration effort in this emerging kimberlite province discovered by Twin Mining in 2000. The Jackson Inlet project has produced significant exploration results within a comparatively short period of time. Diamonds in the Freightrain kimberlite are of sufficient quantity and quality to approach or exceed ore-grade kimberlite in many locations of the world. Consequently, a concerted effort to locate additional kimberlite pipes in the area is clearly warranted. From an exploration perspective, the presence of the diamondiferous Freightrain kimberlite with gem quality stones up to 1.557 carat and supportive kimberlite indicator mineral chemistry are key ingredients for a successful diamond exploration program. This is complemented by a large land position and the existence of and potential for additional kimberlite targets. This project has excellent discovery potential."

Logistical, preparations for the 2003 summer season were completed as well as the purchase of fuel and consumables for the 2004 season. Field crews will commence work on the project early in the 3rd quarter and the sea-lift of fuel and consumables for the 2004 season will be completed in late August, 2003.

TORNGAT/Ungava Quebec - Diamond Exploration

Recently, exploration activities from the Torngat area were in the news. Tandem Resources Ltd. reported the discovery of two diamond bearing kimberlite dykes trending in a northeasterly direction. The dykes measure about four feet in width at the point of discovery, are in excess of 1,500 feet apart and located 8 km parallel to the south-east from Twin Mining's TORNGAT dyke system.  Diamond Discoveries International, who also explores in the same area, has already found diamonds in a number of dykes and pipes and is launching a new exploration program this summer.

Twin Mining's 100% owned TORNGAT property comprises 327 sq. km. Several dyke and pipe like structures have been discovered. The TORNGAT1 dyke structure has been mapped over 37km. Three mini-bulk samples totalling 342 tonnes excavated over a dyke length of 65 meters up to 7 meters deep produced 1,548 diamonds larger than 1 mm. Diamonds recovered were of gem quality, mostly white and transparent. The largest diamonds weighed 0.685, 0.566, 0.279 and 0.199 carats and are white and transparent. Diamond Trading N.V. of Antwerp, Belgium, valued a small parcel (8 stones) of these diamonds and in their opinion, "the diamonds are of high quality, good crystalline shape, very white and of high purity."

The "First Quebec diamond", a certified 4.97 mm, 0.566 carat diamond, comes from Twin Mining's TORNGAT property and is of brilliant white colour (grade E) and of high purity  (grade SI1). Diamonds of this quality, the discovery of higher-grade dyke sections and deep-water access of the property are very attractive aspects for further exploration. While the Company's focus is on its Jackson Inlet project, other options, including joint venture partners for TORNGAT are being pursued.

Atlanta/Idaho U.S.A. - Gold

The Atlanta Gold Project made significant progress towards bankable feasibility during the quarter. The metallurgical testing program, carried out by Kappes Cassiday & Associates, continued through the quarter with 110 days of the planned 120-day program completed. An Initial Plan of Operations ("IPO") was prepared by Earthworks and submitted to the U.S.Forest Service ("USFS"), the lead Agency in the permitting process. The project reached a significant milestone with the signing of the Memorandum of Understanding ("MOU") between the Boise National Forest and Atlanta Gold Corporation of America Inc. ("AGC") a wholly owned subsidiary of Twin Mining. The MOU defines the tasks and duties to which the signing parties have committed to ensure the efficiency and timeliness of the permitting process.

To prepare the Environmental Impact Statement ("EIS") under the guidance of the USFS a 3rd party contractor is being selected via a bidding process.

Behre Dolbear & Company Inc. is supervising the test program and final feasibility study on behalf of Twin Mining.

South East Asia - Gold Exploration

The Layuh gold property in Indonesia, due to political and economic uncertainty, remained on care and maintenance during the quarter. Discussions are being held with major mining companies, presently operating in Indonesia, to form a joint venture to explore and develop the Company's Indonesian gold property.

Outlook

The diamond market for roughs for the first half of 2003 was very positive and generated optimism for the second half of the year. The recent U.S. ban of imports of conflict diamonds, combined with the enforcement of the Kimberley Process, had a positive effect on the demand for non-conflict diamonds such as the high value Canadian diamonds.

The gold price in the second quarter at U.S.$347 was well above comparable levels for 2002 and reflects the global economic uncertainty and the war in the Middle East. It is management's belief that gold is on a long-term up-trend. Atlanta's gold production, plan-startup in late 2005 or early 2006, is expected to benefit significantly from this positive gold price trend. The silver price at U.S.$4.59 for the second quarter made a major move to pass the U.S.$5.00 mark by the end of July. If this price increase for silver proves to be sustained, it will further improve the commercial attractiveness of Atlanta.

With these excellent fundamentals for Twin Mining's diamond and gold assets the Company is pursuing opportunities to increase shareholder value through land acquisitions, producing tangible exploration results and forming joint ventures, which includes potential alliances with senior companies in our field.

Our investor relations' efforts are focussed to have the value in our Company recognized by the market, despite the difficult environment for junior explorers and developers.

Hermann Derbuch, P.Eng.

Chairman, President & CEO

          Toronto, August 20, 2003

Management Discussion and Analysis

The following interim management discussion and analysis should be read in conjunction with the interim consolidated financial statements and the accompanying notes.

Financial Summary

During the second quarter of 2003, the Company increased its cash position by $493,000 (compared to decreasing it by $642,000 for the same period in 2002), primarily as follows: a) completed two private placements which yielded net proceeds of $1,129,000, net of share issue costs of $56,000; b) invested $412,000 (compared to $303,000 for the same period in 2002) in our mineral properties (see "Capital Expenditures" below); and c) incurred $224,000 (compared to $243,000 for the same period in 2002) from second quarter operations.

The first private placement was completed in April 2003 by issuing 616,667 common share units at $0.30 per unit. Each unit consisted of one common share plus one common share purchase warrant ("Warrant"). Each Warrant entitles the holder to acquire one common share at a price of $0.50 per share for a period of 18 months. The second private placement was completed in June 2003 with the issue of 3,571,428 flow-through common shares for $0.28 per share.

In July 2003, the Company completed a third private placement financing by issuing 1,785,715 flow-through common shares at a price of $0.28 per share.

In the first six months of 2003, mineral property expenditures were $679,000 (compared to $670,000 for the same period in 2002). The focus in the first six months of 2003 was on the Company's Atlanta Gold Project in Idaho, USA ("Atlanta") (compared to focusing on the Jackson Inlet Diamond Property in Baffin Island ("Jackson") during the same period in 2002), and consisted primarily assaying, processing, environmental analysis, and supervision in connection with the 1,284-metres 13-hole core drilling program completed in November 2002. The Company also staked 119 new mineral claims covering about 1,145 sq. km on Jackson, which more than doubled the Company's land position in the region to 2,135 sq. km.

Cash flow used in operations during the first six months of 2003 was higher than that used in operations for the same period in 2002 primarily because of the Part XII.6 taxes incurred in 2003, and the addition of a V.P. - Exploration in December 2002 (see "Results of Operations" below).

Working capital was unchanged during the first six months in 2003, (compared to a decline in the first six months of 2002 primarily because more than $370,000 was paid to suppliers).

Capital Expenditures

During the second quarter of 2003, the Company's expenditures on its mineral properties consisted of staking 119 additional mineral claims at Jackson and advancing Atlanta towards bankable feasibility.

Total expenditures made during the second quarter were $412,046 (compared to $302,971 incurred during the same period in 2002). Of this total, $230,727 related to the cost of the new mineral claims staked on Jackson (compared with $248,595 spent on staking new claims for the same period last year.

Annual advance royalties of US$55,000 were paid to the lessors of our Atlanta property during the quarter. Total costs incurred on Atlanta during the second quarter were $180,611 (compared to $115,540 for the same period in 2002).

The Company's gold property in Kalimantan, Indonesia, remains on care and maintenance, awaiting a sustained improvement of the economic and political climate in that country.

Results of Operations

General and administrative costs incurred during the second quarter of 2003 were $227,916 (compared to $247,359 during the same period in 2002). Part XII.6 tax of $32,750 accrued in the second quarter of 2003 (compared to no Part XII.6 tax incurred in 2002) and salary costs incurred in 2003 were higher than 2002 due to the addition of a V.P - Exploration. These increases were offset by lower investor relations, professional and travel costs incurred in the second quarter of 2003 compared to the same period in 2002 despite securing financing during the second quarter of 2003.

Foreign exchange gain of $8,855 was realized in the second quarter of 2003 (compared to $13 loss for the same quarter in 2002) due to a stronger domestic currency compared to the U.S. dollar.

Outlook and Uncertainties

Financial results continue to be closely tied to the external economic and industry factors as outlined in the most recent annual MD&A included in the 2002 Annual Report.

TWIN MINING CORPORATION

Consolidated balance sheets
(Canadian dollars)		(unaudited)	(audited)
		June 30	December 31
		2003	2002
Assets		$	$
	Current Assets
	Cash	1,503,014	1,650,789
	Receivables (note 5)	21,654	31,770
	Prepaid expenses	48,949	83,089
	Supply inventory	107,774	111,972
		1,681,391	1,877,620
	Mineral Properties
	Jackson Inlet Diamond Property	6,989,283	6,702,778
	Torngat Diamond Property	3,308,763	3,303,216
	Atlanta Gold Property, Idaho, USA	14,624,607	14,237,752
	Indonesia properties	1,444,739	1,444,738

	Fixed Assets	38,872	42,562

	Total assets	28,087,655	27,608,666

Liabilities
	Current liabilities
	Accounts payable and accrued liabilities	753,187	769,063

Shareholders' equity
	Authorized - Unlimited common shares (note 2)
	Outstanding - 80,079,344 shares (2002 - 73,404,344), beginning of year	47,931,153	44,964,961
	Issued - 4,188,095 shares (2002 - 6,675,000 shares) during the period,
	net of share issue costs of $80,445 (2002 - $360,808)	1,104,555	2,966,192
		49,035,708	47,931,153
	Accumulated deficit	(21,701,240)	(21,091,550)
		27,334,468	26,839,603

	Total liabilities and shareholders' equity	28,087,655	27,608,666

Consolidated statements of loss and deficit
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002
	$	$	$	$

Interest income	4,384	3,964	10,056	10,957

General and administrative expenses :
Salaries and benefits	134,729	100,736	307,051	204,525
Professional fees	16,228	24,368	58,823	53,030
Investor relations	8,226	65,367	101,161	169,987
Administrative and office	72,343	41,515	147,463	43,701
Travel	3,310	8,939	12,665	20,016
Depreciation	1,935	6,421	3,811	12,657
	236,771	247,346	630,974	503,916
(Gain) / loss from foreign exchange translation	(8,855)	13	(11,228)	1,223
	227,916	247,359	619,746	505,139

Loss for the period	223,532	243,395	609,690	494,182

Accumulated deficit, beginning of period	21,477,708	20,486,679	21,091,550	20,235,892

Accumulated deficit, end of period	21,701,240	20,730,074	21,701,240	20,730,074

Weighted average number of shares outstanding :	82,276,169	73,404,344	82,276,169	73,404,344

Loss per share	0.003	0.003	0.007	0.007

These consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2002 Annual Report.

Consolidated Statements of Cash Flow
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	2003	2002	2003	2002
	$	$	$	$
CASH FLOW FROM (USED FOR):
Operating activities
Loss for the period	(223,532)	(243,395)	(609,690)	(494,182)
Add (deduct) items not involving cash:
Depreciation & amortization	1,935	6,421	3,811	12,657
Decrease in non-cash working capital	(2,809)	(101,590)	32,578	(455,152)
	(224,406)	(338,564)	(573,301)	(936,677)
Financing activities
Proceeds from share subscription	1,185,000	-	1,185,000	-
Less: Share issue costs	(55,917)	-	(80,445)	-
	1,129,083	-	1,104,555	-
Investing activities
Capital asset additions	-	(413)	(121)	(413)
Mineral property expenditures
Jackson Inlet Diamond Property	(230,727)	(248,595)	(286,505)	(572,548)
Torngat Diamond Property	(708)	61,677	(5,548)	44,147
Atlanta Gold Property, Idaho, USA	(180,611)	(115,640)	(386,855)	(135,870)
Indonesia Gold properties	-	-	-	(5,698)
	(412,046)	(302,971)	(679,029)	(670,382)

Decrease in cash	492,631	(641,535)	(147,775)	(1,607,059)

Cash, beginning of period	1,010,383	1,581,067	1,650,789	2,546,591

Cash, end of period	1,503,014	939,532	1,503,014	939,532

These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements included in the 2002 Annual Report.

Notes to interim consolidated financial statements

1.   UNAUDITED INTERIM FINANCIAL INFORMATION

These interim consolidated financial statements of Twin Mining Corporation (formerly Twin Gold Corporation) (the "Company") have been prepared by the Company without audit and in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements. Operating results for the quarter ended June 30, 2003 are not necessarily an indication of the results that may be expected for the full year ended December 31, 2003. These interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and the accompanying notes included in the 2002 Annual Report.

2.   CAPITAL STOCK

As at August 19, 2003, after accounting for the private placement described in note 4. below, there are 86,053,154 common shares outstanding, stock options to purchase 4,300,000 additional common shares and share purchase warrants to acquire a further 4,457,667 common shares of the Company.

3.  STOCK OPTIONS

The Company issues stock options from time to time to its employees, officers, directors and consultants to the Company. Commencing in 2002, the Company has adopted new recommendations for accounting for stock options, whereby disclosure of the pro forma effect of any options granted in the current year is made using the fair value method of accounting. During the year, the Company granted options to acquire 200,000 common shares of the Company. Had the compensation expense been recorded using the fair value of the option granted during the period, the results would have been as follows:

	Loss for the period	Loss per share	Loss for the year	Loss per share
As reported	$223,532	$0.003	$609,690	$0.007
Pro forma	$262,262	$0.003	$648,420	$0.008

The weighted average estimated fair value at the date of grant for stock options granted during the period was $0.425 per share. The fair value of each option granted was estimated using the Black Scholes option-pricing model with the following assumptions at the measurement date: a) risk free interest rate is 4.5%;  b) expected remaining life is 5 years; c) dividend yield is nil; and d) estimated volatility in the market price of the common shares is 57%.

4.   SUBSEQUENT EVENT

In July 2003, the Company completed a private placement by issuing 1,785,715 flow through common shares at a price of $0.28 per share. Share issue costs incurred in the second quarter in connection with this private placement was $5,313.

5.   COMPARATIVE FIGURES

Certain comparative figures may have been reclassified to conform with the presentation adopted in the current period.

August 22, 2003

British Columbia Securities Commission

Attention: Director of Corporate Finance

1100 - 865 Hornby Street

Vancouver, B.C.

V6Z  2H4

Dear Sir:

Re.: Confirmation of mailing on August 22, 2003

        Second Quarterly Report for the period ended June 30, 2003

We confirm that on August 22, 2003 we forwarded the above noted material by regular mail to all Policy 41 requests.

Yours sincerely,

s. Hermann Derbuch, P.Eng.

Chairman, President & CEO

Cc:

Ontario Securities Commission

The Toronto Stock Exchange

Securities Commission of Alberta

           Securities Commission of Quebec